[LETTERHEAD OF DYCOM INDUSTRIES, INC.]

FOR IMMEDIATE RELEASE                     CONTACT: Steven E. Nielsen,
---------------------                              President and CEO
                                                   Richard L. Dunn,
                                                   Senior Vice President and CFO
                                                   (561) 627-7171


Palm Beach Gardens, Florida                                        April 4, 2001


                             DYCOM INDUSTRIES, INC.
                       ADOPTS NEW SHAREHOLDER RIGHTS PLAN
                       ----------------------------------

         PALM BEACH GARDENS, FL (April 4, 2001) - Dycom Industries, Inc. (NYSE:
DY) announced today that its board of directors has adopted a new shareholder rights plan to replace its existing shareholder rights plan and, pursuant to the terms of the existing rights plan, declared the rights currently outstanding null and void as of the close of business on April 14, 2001. The existing rights plan, which was scheduled to expire on June 1, 2002, had become outdated and no longer afforded Dycom shareholders the intended protections against partial tender offers and other coercive, unfair or abusive takeover tactics that might be used in an attempt to gain control of Dycom without paying all shareholders a fair price for their shares. While the newly adopted rights plan provides the intended protections, it will not prevent all takeovers since it is designed to deter coercive takeover tactics and to encourage anyone attempting to acquire Dycom to first negotiate with the Dycom board of directors.

         Under the newly adopted rights plan, one preferred stock purchase right will be distributed as a dividend on each share of Dycom common stock outstanding as of the close of business on April 14, 2001. Each right will entitle Dycom shareholders to buy one ten-thousandth of a share of Series A Preferred Stock of Dycom at an exercise price of $95.00. The rights become exercisable only if a person or group acquires beneficial ownership of 15% or more of Dycom's outstanding common stock or commences a tender or exchange offer which would result in a person or group beneficially owning 15% or more of Dycom's outstanding common stock.

         If any person becomes the beneficial owner of 15% or more of Dycom's common stock or a holder of 15% or more of Dycom's common stock engages in certain self-dealing transactions or a merger transaction in which Dycom is the surviving corporation and its common stock remains outstanding, then each right not owned by such person or certain related parties will entitle its holder to purchase, at the right's then-current exercise price, units of the Dycom's Series A Preferred Stock (or, in certain circumstances, Dycom common stock, cash, property or other securities of Dycom) having a market value equal to twice the then-current exercise price. In addition, if Dycom is involved in a merger or other business combination transaction with another person after which its common stock does not remain outstanding, or sells 50% or more of its assets or earning power to another person, each right will entitle its holder to purchase, at the right's then-current exercise price, shares of common stock of the ultimate parent of such other person having a market value equal to twice the then-current exercise price.

         Dycom will generally be entitled to redeem the rights at $0.01 per right at any time until the tenth business day following public announcement that a person or group has acquired 15% or more of its outstanding common stock.

         A copy of the newly adopted rights plan is attached as an exhibit to the Current Report on Form 8-K filed by Dycom with the Securities and Exchange Commission on April 4, 2001. Also, certain provisions of the newly adopted rights plan are outlined in the attached letter which is being mailed to all shareholders.

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